Puhui Wealth Investment Management Co., Ltd.

Suite 1002, W3 Office Building, Oriental Commerce Tower

No.1 Chang An Street, Dong Cheng District
Beijing, PRC100005

(+86) 10 53605158

VIA EDGAR

August 14, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Michael Clampitt

Re:         Puhui Wealth Investment Management Co., Ltd.

Registration Statement on Form F-1

Initially filed May 21, 2018

File No. 333-225060

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Puhui Wealth Investment Management Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Wednesday, August 15, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhe Ji
Zhe Ji Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Davidoff Hutcher & Citron LLP